SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
 AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Keurig Dr Pepper Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

 (Title of Class of Securities)

49271V100
(CUSIP Number)

Joachim Creus
Maple Holdings B.V.
c/o JAB Holding Company LLC
1701 Pennsylvania Avenue NW, Suite 801
Washington, DC 20006
Tel.: (202) 602-1301
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Maxim O. Mayer-Cesiano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
 Tel.: (212) 735-3000

July 9, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Maple Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
1,005,923,440 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
1,005,923,440 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,923,440 shares of Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 72.5% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 1,005,923,440 shares of common stock, par value $0.01 per share (“Common Stock”), of Keurig Dr Pepper Inc. (“KDP”) issued to Maple Holdings B.V. (“Maple Holdings”).
(2) The percentage ownership is based upon 1,386,534,945 shares of Common Stock issued and outstanding as of July 10, 2018, as set forth in prospectus supplement filed by KDP with the United States Securities and Exchange Commission (the “Commission”) on July 10, 2018, relating to the registration statement on Form S-3 filed by KDP with the Commission on September 2, 2016.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Acorn Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
1,005,923,440 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
1,005,923,440 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,923,440 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 72.5% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 1,005,923,440 shares of Common Stock issued to Maple Holdings.  Acorn Holdings B.V. (“Acorn”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Acorn.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acorn that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,386,534,945 shares of Common Stock issued and outstanding as of July 10, 2018, as set forth in prospectus supplement filed by KDP with the Commission on July 10, 2018, relating to the registration statement on Form S-3 filed by KDP with the Commission on September 2, 2016.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Forest B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
1,005,923,440 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
1,005,923,440 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,923,440 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 72.5% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 1,005,923,440 shares of Common Stock issued to Maple Holdings.  JAB Forest B.V. (“Forest”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Forest.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Forest that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,386,534,945 shares of Common Stock issued and outstanding as of July 10, 2018, as set forth in prospectus supplement filed by KDP with the Commission on July 10, 2018, relating to the registration statement on Form S-3 filed by KDP with the Commission on September 2, 2016.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
1,005,923,440 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
1,005,923,440 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,923,440 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 72.5% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 1,005,923,440 shares of Common Stock issued to Maple Holdings.  JAB Holdings B.V. (“JAB Holdings”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of JAB Holdings.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holdings that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,386,534,945 shares of Common Stock issued and outstanding as of July 10, 2018, as set forth in prospectus supplement filed by KDP with the Commission on July 10, 2018, relating to the registration statement on Form S-3 filed by KDP with the Commission on September 2, 2016.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Investments s.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
1,005,923,440 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
1,005,923,440 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,923,440 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 72.5% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 1,005,923,440 shares of Common Stock issued to Maple Holdings. JAB Investments s.à r.l. (“JAB Investments”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of JAB Investments.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Investments that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,386,534,945 shares of Common Stock issued and outstanding as of July 10, 2018, as set forth in prospectus supplement filed by KDP with the Commission on July 10, 2018, relating to the registration statement on Form S-3 filed by KDP with the Commission on September 2, 2016.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Holding Company s.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
1,005,923,440 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
1,005,923,440 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,923,440 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 72.5% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 1,005,923,440 shares of Common Stock issued to Maple Holdings. JAB Holding Company s.à r.l. (“JAB Holding Company”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of JAB Holding Company.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holding Company that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,386,534,945 shares of Common Stock issued and outstanding as of July 10, 2018, as set forth in prospectus supplement filed by KDP with the Commission on July 10, 2018, relating to the registration statement on Form S-3 filed by KDP with the Commission on September 2, 2016.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Donata Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
1,005,923,440 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
1,005,923,440 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,923,440 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 72.5% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 1,005,923,440 shares of Common Stock issued to Maple Holdings. Donata Holdings B.V. (“Donata”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Donata.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Donata that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,386,534,945 shares of Common Stock issued and outstanding as of July 10, 2018, as set forth in prospectus supplement filed by KDP with the Commission on July 10, 2018, relating to the registration statement on Form S-3 filed by KDP with the Commission on September 2, 2016.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
1,005,923,440 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
1,005,923,440 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,923,440 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 72.5% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 1,005,923,440 shares of Common Stock issued to Maple Holdings. Agnaten SE (“Agnaten”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Agnaten.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Agnaten that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,386,534,945 shares of Common Stock issued and outstanding as of July 10, 2018, as set forth in prospectus supplement filed by KDP with the Commission on July 10, 2018, relating to the registration statement on Form S-3 filed by KDP with the Commission on September 2, 2016.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
1,005,923,440 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
1,005,923,440 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,923,440 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 72.5% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 1,005,923,440 shares of Common Stock issued to Maple Holdings. Lucresca SE  (“Lucresca”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Lucresca.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lucresca that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,386,534,945 shares of Common Stock issued and outstanding as of July 10, 2018, as set forth in prospectus supplement filed by KDP with the Commission on July 10, 2018, relating to the registration statement on Form S-3 filed by KDP with the Commission on September 2, 2016.

Item 1.	Security and Issuer.
This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”) (the shares of Common Stock, each a “Share” and, collectively, the “Shares”) of Keurig Dr Pepper Inc., a Delaware corporation (“KDP”), and is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). KDP’s principal executive offices are located at 53 South Avenue, Burlington, Massachusetts 01803.
Item 2.	Identity and Background.
(a)-(c) This Statement is being filed jointly pursuant to Rule 13d-1(a) under the Exchange Act on behalf of (i) Maple Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands (“Maple Holdings”), (ii) Acorn Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands, which is the parent company of Maple Holdings (“Acorn”), (iii) JAB Forest B.V., a private limited liability company incorporated under the laws of the Netherlands, which is the controlling stockholder of Acorn (“Forest”), (iv) JAB Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands, which is the parent company of Forest (“JAB Holdings”), (v) JAB Investments S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Holdings (“JAB Investments”), (vi) JAB Holding Company S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Investments (“JAB Holding Company”), (vii) Donata Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands, which is a minority stockholder of JAB Holding Company (“Donata”), (viii) Agnaten SE, a private company incorporated under the laws of Austria, which is a controlling stockholder of JAB Holding Company (“Agnaten”), and (ix) Lucresca SE, a private company incorporated under the laws of Austria, which is the parent company of Donata (“Lucresca”, and together with Maple Holdings, Acorn, Forest, JAB Holdings, JAB Investments JAB Holding Company, Donata, and Agnaten, the “Reporting Persons”).
The principal business address of each of Maple Holdings, Acorn, Forest, JAB Holdings, JAB Investments, JAB Holding Company and Donata is Oosterdoksstraat 80, 1011 DK Amsterdam, The Netherlands.  The principal business address of Agnaten and Lucresca is Rooseveltplatz 4−5 / Top 10, A−1090 Vienna, Austria.
JAB Holding Company and its affiliated group of companies, of which Maple Holdings and Acorn are members, is a Luxembourg based and privately held group focused on long-term investments in companies with premium brands in the consumer goods category.  Maple Holdings is a direct wholly owned subsidiary of Acorn.
The name, business address and present principal occupation or employment of each executive officer and director of Maple Holdings, Acorn, Forest, JAB Holdings, JAB Investments, JAB Holding Company, Donata, Agnaten and Lucresca are set forth on Schedule A hereto and incorporated herein by reference.
(d) During the last five years, none of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship of each executive officer and director of the Reporting Persons is set forth on Schedule A.
Item 3.	Source and Amount of Funds or Other Consideration.
On July 9, 2018, upon the closing of the Merger (as defined below), the Issuer issued to Maple Holdings  1,005,923,440 shares of Common Stock of the Issuer pursuant to the terms and subject to conditions of the Merger Agreement (as defined below).  As a result of Maple Holdings being its direct or indirect wholly owned subsidiary, each other Reporting Person may be deemed to share beneficial ownership of the Shares of Common Stock held by Maple Holdings.

Maple Holdings and its affiliates financed the transactions contemplated by the Merger Agreement through a combination of (i) the entry into new term loan and revolving credit facilities, in amounts of $2.7 billion and $2.4 billion, respectively, with JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders parties thereto, (ii) the issuance of senior notes in an aggregate principal amount of $8.0 billion and (iii) through equity contributions by certain of the Reporting Persons and cerain other investors in an aggregate amount equal to $9.0 billion.
Item 4.	Purpose of Transaction.
Merger Agreement
On July 9, 2018, Maple Parent Holdings Corp., a Delaware corporation and the direct parent company of Keurig Green Mountain, Inc. (“Maple”), which is an affiliate of JAB Holdings B.V., completed its merger (the “Merger”) with Salt Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned special purpose merger subsidiary of Keurig Dr Pepper Inc., a Delaware corporation formerly known as Dr Pepper Snapple Group, Inc. (the “Company”).  The Merger was effected pursuant to an Agreement and Plan of Merger, dated as of January 29, 2018, by and among Maple, KDP and Merger Sub (the “Merger Agreement”).   At the effective time of the Merger, Merger Sub merged with and into Maple with Maple surviving the Merger as a wholly owned subsidiary of KDP.  In consideration for the Merger, each share of Maple common stock issued and outstanding immediately prior to the effective time of the Merger converted into the right to receive a number of fully paid and nonassessable shares of Common Stock equal to the exchange ratio, which was approximately 96.40, resulting in the issuance of 1,206,245,016 Shares of Common Stock to the equity interest holders of Maple.
In connection with the Merger, on June 29, 2018, the board of directors of KDP (the “Board”) declared a special cash dividend (the “Special Cash Dividend”), in an amount equal to $103.75 in respect of each share of Common Stock held by a holder of record as of the close of business on July 6, 2018.  The Special Cash Dividend was paid on July 10, 2018.
As a result of the Merger, at the effective time of the Merger, the Holders (as defined below) collectively owned approximately 86.4% of the outstanding shares of the common stock of KDP, on a fully diluted basis. Mondelēz LLC, which was a minority stockholder in Maple prior to the Merger and received Shares of Common Stock pursuant to the Merger, has the power to vote in the aggregate approximately 13.8% of the voting power of the Shares issued and outstanding represented by 191,631,181 shares of Common Stock (“Subject Shares”).
Investor Rights Agreement
In connection with the Merger, Maple Holdings entered into an investor rights agreement, dated as of July 9, 2018 (the “Investor Rights Agreement”), with Mondelēz LLC (together with Maple Holdings, the “Holders”) and KDP that, among other things, (i) provides the Holders with certain registration rights with respect to their Shares (including the Shares received in connection with the Merger) following the standstill period described below, (ii) governs how each of the Holders will vote the Shares held by it with respect to supporting certain directors that are designated by Mondelēz LLC, (iii) requires certain matters to be approved by the Board of Directors of KDP and (iv) provides Mondelēz LLC with certain information rights for so long as Mondelēz International, Inc. (“Mondelēz”), an affiliate of Mondelēz LLC, accounts for its investment in KDP under the equity method of accounting under accounting principles generally accepted in the United States.   Pursuant to the Investor Rights Agreement, two of the twelve directors of the combined company's Board of Directors were designated by Mondelēz LLC.
Pursuant to the terms of the Investor Rights Agreement, each Holder has agreed that during the period beginning on the closing date of the Merger and ending on the first business day following the date that is the six month anniversary of the closing of the Merger (the “standstill period”), each Holder shall not, directly or indirectly, and shall cause its representatives (to the extent acting on behalf of the Holder) and any person or affiliate directly or indirectly controlled by that person not to, directly or indirectly, without the prior written consent of, or waiver by, KDP, (i) sell or offer to sell any common stock in KDP or other equity interests (including any voting securities) or derivative securities, or direct or indirect rights to acquire any KDP common stock or equity interests (including any voting securities) or derivative securities, or any securities or indebtedness convertible or exchangeable for any such securities, (ii) cause to be filed or submitted a registration statement, prospectus or prospectus supplement (or amendment or supplement thereto) with respect to any such registration, or (iii) publicly announce any intention to do any of the foregoing.  A description of the material terms of the Investor Rights Agreement has been previously disclosed under the caption “Other Related Agreements” in KDP’s definitive proxy statement on Schedule 14A, filed with the United States Securities and Exchange Commission (the “Commission”) on May 29, 2018 and is incorporated by reference into this Item 4.

The foregoing descriptions of the Merger Agreement and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements.  The Merger Agreement and Investor Rights Agreement are referenced herein as Exhibits 2 and 3 and are incorporated by reference into this Item 4.
Changes to the Board of Directors and Management
Changes to the Board and management of KDP in connection with the Merger are incorporated herein by reference from Item 5.02 of the Current Report on Form 8-K filed by KDP with the Commission on July 9, 2018.
Future Events
Except as disclosed herein, the Reporting Persons have no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. The Reporting Persons may review and evaluate their investments in KDP at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D (subject to any applicable terms and conditions of Section 5 of the Investor Rights Agreement). Any such discussion or actions may consider various factors, including, without limitation, KDP’s business prospects and other developments concerning KDP, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Statement.
Item 5.	Interest in Securities of the Issuer.
(a) – (b)  Maple Holdings beneficially owns the 1,005,923,440 Shares of Common Stock that the Issuer issued to Maple Holdings pursuant to the Merger Agreement, which represents 72.5% of the issued and outstanding Shares of Common Stock as of July 10, 2018, after giving effect to the issuance of the Shares of Common Stock pursuant to the Merger Agreement.  Each other Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with Maple Holdings the power to vote or dispose, or to direct the voting or disposition of, the 1,005,923,440 Shares of Common Stock issued to Maple Holdings pursuant to the Merger Agreement, and thus, for the purpose of Rule 13d-3, the other Reporting Persons may be deemed to be the beneficial owners of an aggregate of 1,005,923,440 Shares of Common Stock.
Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any Shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares.
Except to the extent that Maple Holdings may be deemed to have formed a “group” with Mondelēz LLC  by virtue of the terms of the Investor Rights Agreement, each of the Reporting Persons hereby disclaims membership in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to securities of KDP and hereby disclaims beneficial ownership of any Shares beneficially owned by Mondelēz LLC or any of their affiliates including, without limitation, the Subject Shares.
(c) Except as set forth in Item 3 above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.
(d) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto or any other person, and no other person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of KDP reported herein.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 16, 2018, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.
Other than as described above and in Items 3, 4 and 5, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Schedule A hereto, and any person with respect to any securities of KDP, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of KDP.
Item 7.	Material to be Filed as Exhibits.
EXHIBIT INDEX
Exhibit Number	Exhibit Name

1.	Joint Filing Agreement, dated as of July 16, 2018, by and between Maple Holdings, Acorn, Forest, JAB Holdings, JAB Investments, JAB Holding Company, Donata, Agnaten, and Lucresca.
2.
Agreement and Plan of Merger, dated as of January 29, 2018, by and among Maple Parent Holdings Corp., Keurig Dr Pepper Inc. (f/k/a Dr Pepper Snapple Group, Inc.) and Salt Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by KDP with the Commission on January 31, 2018).

3.
Investor Rights Agreement, dated as of July 9, 2018, by and among Maple Holdings, Mondelēz LLC and KDP (incorporated by reference to Exhibit 4.1 of the Form 8-K filed by KDP with the Commission on July 9, 2018).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 16, 2018
JAB FOREST B.V. JAB HOLDINGS B.V. DONATA HOLDINGS B.V.

By:	/s/ Constantin Thun
Name:	Constantin Thun
Title:	Director

By:	/s/ Merel Broers
Name:	Merel Broers
Title:	Director

ACORN HOLDINGS B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Proxy Holder

JAB INVESTMENTS S.À R.L.
JAB HOLDING COMPANY S.À R.L.
By:	/s/ Markus Hopmann
Name:	Markus Hopmann
Title:	Manager

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Manager

AGNATEN SE
LUCRESCA SE
By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative

MAPLE HOLDINGS B.V.
By:	/s/ Merel Broers
Name:	Merel Broers
Title:	Director

By:	/s/ Leo Burgers
Name:	Leo Burgers
Title:	Director

SCHEDULE A
Maple Holdings B.V.
Set forth below is a list of the directors and executive officers of Maple Holdings B.V. as of July 9, 2018, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Director	1701 Pennsylvania Avenue NW, Suite 801 Washington, DC 20006	Belgium

Markus Hopmann	Director	4 Rue Jean Monnet L-2180 Luxembourg	Germany

Fabien Simon	Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	France

Acorn Holdings B.V.
Set forth below is a list of the directors and executive officers of Acorn Holdings B.V. as of July 9, 2018, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Bart Becht	Non-Executive Director, Chairman	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	the Netherlands

Frederic Larmuseau	Executive Director, CEO	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	France

Anna-Lena Kamenetzky	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	Germany

Olivier Goudet	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	France

Peter Harf	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	Germany

Alejandro Santo Domingo	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	United States of America

Byron Trott	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	United States of America

Robert Gamgort	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	United States of America

JAB Forest B.V.
Set forth below is a list of the directors and executive officers of JAB Forest B.V. as of July 9, 2018, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Merel Broers	Managing Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	The Netherlands

Constantin Thun-Hohenstein	Managing Director	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

JAB Holdings B.V.
Set forth below is a list of the directors and executive officers of JAB Holdings B.V. as of July 9, 2018, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Merel Broers	Managing Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	The Netherlands

Constantin Thun-Hohenstein	Managing Director	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

JAB Investments S.à r.l.
Set forth below is a list of the directors and executive officers of JAB Investments S.à r.l. as of July 9, 2018, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Manager	1701 Pennsylvania Avenue NW, Suite 801 Washington, DC 20006	Belgium

Markus Hopmann	Manager	4 Rue Jean Monnet L-2180 Luxembourg	Germany

Constantin Thun−Hohenstein	Manager	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Philippe Chenu	Manager	4 Rue Jean Monnet L-2180 Luxembourg	Belgium

JAB Holding Company S.à r.l.
Set forth below is a list of the directors and executive officers of JAB Holding Company S.à r.l. as of July 9, 2018, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Manager	1701 Pennsylvania Avenue NW, Suite 801 Washington, DC 20006	Belgium

Markus Hopmann	Manager	4 Rue Jean Monnet L-2180 Luxembourg	Germany

Donata Holdings B.V.
Set forth below is a list of the directors and executive officers of Donata Holdings B.V. as of July 9, 2018, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Merel Broers	Managing Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	The Netherlands

Constantin Thun-Hohenstein	Managing Director	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Agnaten SE
Set forth below is a list of the directors and executive officers of Agnaten SE as of July 9, 2018, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Germany

Renate Reimann-Haas	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Wolfgang Reimann	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Stefan Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Matthias Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Lucresca SE
Set forth below is a list of the directors and executive officers of Lucresca SE as of July 9, 2018, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Germany

Renate Reimann-Haas	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Wolfgang Reimann	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Stefan Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Matthias Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria